UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Kona Grill, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

50047H201

(CUSIP Number)

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3501

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 30, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 50047H201		Page 2 of 7 Pages
1.	Names of reporting persons. Thomas E. Lynch
2.	Check the Appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see Instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 899,330
	9.	Sole dispositive power
	10.	Shared dispositive power 899,330
11.	Aggregate amount beneficially owned by each reporting person 899,330
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.8%
14.	Type of reporting person (see instructions) IN; HC

13D

CUSIP No. 50047H201		Page 3 of 7 Pages
1.	Names of reporting persons. Scott P. Scharfman
2.	Check the Appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see Instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 899,330
	9.	Sole dispositive power
	10.	Shared dispositive power 899,330
11.	Aggregate amount beneficially owned by each reporting person 899,330
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.8%
14.	Type of reporting person (see instructions) IN; HC

13D

CUSIP No. 50047H201		Page 4 of 7 Pages
1.	Names of reporting persons Mill Road Capital GP LLC
2.	Check the Appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see Instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 899,330
	8.	Shared voting power
	9.	Sole dispositive power 899,330
	10.	Shared dispositive power
11.	Aggregate amount beneficially owned by each reporting person 899,330
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.8%
14.	Type of reporting person (see instructions) OO; HC

13D

CUSIP No. 50047H201		Page 5 of 7 Pages
1.	Names of reporting persons. Mill Road Capital, L.P.
2.	Check the Appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see Instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 899,330
	8.	Shared voting power
	9.	Sole dispositive power 899,330
	10.	Shared dispositive power
11.	Aggregate amount beneficially owned by each reporting person 899,330
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.8%
14.	Type of reporting person (see instructions) PN

CUSIP No. 50047H201	Page 6 of 7 Pages

This Amendment No. 13 to the joint statement on Schedule 13D with respect to the common stock, par value $0.01 per share, of Kona Grill, Inc., a Delaware corporation, filed by the undersigned on June 26, 2008, as amended by Amendment No. 1 thereto filed on November 14, 2008, by Amendment No. 2 thereto filed on December 30, 2008, by Amendment No. 3 thereto filed on January 2, 2009, by Amendment No. 4 thereto filed on January 30, 2009, by Amendment No. 5 thereto filed on March 12, 2009, by Amendment No. 6 thereto filed on April 15, 2009, by Amendment No. 7 thereto filed on May 18, 2009, by Amendment No. 8 thereto filed on June 3, 2009, by Amendment No. 9 thereto filed on January 29, 2010, by Amendment No. 10 thereto filed on February 22, 2010, by Amendment No. 11 thereto filed on March 12, 2010, and by Amendment No. 12 thereto filed on March 25, 2010 (collectively, the “Schedule 13D”), further amends and supplements the Schedule 13D as follows:

1.	Item 4 of the Schedule 13D shall hereby be amended by inserting the following paragraph between the fifteenth and sixteenth paragraphs:

“On March 30, 2010, the Fund distributed a letter to the shareholders of the Issuer, attached hereto as Exhibit 28, in accordance with Rule 14a-12 of Regulation 14A under the Securities Exchange Act of 1934, as amended.”

2.	Item 5(c) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(c) No Reporting Person effected any transaction in shares of the Common Stock from March 25, 2010 (the date of the most recent filing on Schedule 13D by the Reporting Persons with respect to the Common Stock) to April 1, 2010.”

3.	Item 7 of the Schedule 13D shall hereby be amended by adding the following Exhibit:

“Exhibit 28 Letter from Mill Road Capital, L.P. to the Shareholders of Kona Grill, Inc. dated March 29, 2010.”

CUSIP No. 50047H201	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: April 1, 2010

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/S/ JUSTIN C. JACOBS
Justin C. Jacobs
Management Committee Director

MILL ROAD CAPITAL GP LLC

By:	/S/ JUSTIN C. JACOBS
Justin C. Jacobs
Management Committee Director

THOMAS E. LYNCH

By:	/S/ JUSTIN C. JACOBS
Justin C. Jacobs, attorney-in-fact

SCOTT P. SCHARFMAN

By:	/S/ JUSTIN C. JACOBS
Justin C. Jacobs, attorney-in-fact